UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment Number 4)*

Guaranty Bancshares, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

400764106
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)

☐  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 400764106
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Guaranty Bancshares, Inc. Employee Stock Ownership Plan with 401K Provisions
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,225,827.74 (1)
	7	SOLE DISPOSITIVE POWER 1,225,827.74
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,225,827.74
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.2%(2)
12	TYPE OF REPORTING PERSON EP

(1)

Consists of shares allocated to the accounts of KSOP participants. These allocated shares are voted in accordance with the written instructions of the individual KSOP participants on all matters requiring the vote of shareholders of Guaranty Bancshares, Inc.

(2)	Based on 10,935,415 shares outstanding as of December 31, 2020.

Item 1(a).    Name of Issuer:

Guaranty Bancshares, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

16475 Dallas Parkway, Suite 600

Addison, Texas 75001

Item 2(a).    Name of Person Filing.

Guaranty Bancshares, Inc. Employee Stock Ownership Plan with 401K Provisions

Item 2(b).    Address of Principal Business Office or, if None, Residence.

Same as Item 1(b).

Item 2(c).    Citizenship or Place of Organization.

State of Texas

Item 2(d).    Title of Class of Securities:

Common Stock, par value $1.00 per share

Item 2(e).    CUSIP Number:

400764106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(f) ☒   An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

Item 4.       Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)    Amount beneficially owned: 1,225,827.74 shares of Common Stock

(b)    Percent of Class:    11.2%

(c)    Number of shares as to which such person has:

(i)    sole power to vote or direct the vote: 0

(ii)    shared power to vote or direct the vote: 1,225,827.74

(iii)    sole power to dispose or direct the disposition of: 1,225,827.74

(iv)    shared power to dispose or direct the disposition of: 0

Item 5.        Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

Upon distribution, the participants in the KSOP have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of common stock of Guaranty Bancshares, Inc. that were allocated to their accounts in the KSOP.

Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security

Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.        Identification and Classification of Members of the Group.

Not Applicable

Item 9.        Notice of Dissolution of Group.

Not Applicable

Item 10.      Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401K PROVISIONS

By:    Guaranty Bancshares, Inc. KSOP Committee of the Board of Directors, Trustee

/s/ Carl Johnson, Jr.

Carl Johnson, Jr., Chairman